Exhibit 99.1

Yandex Announces Second Quarter 2014 Financial Results

MOSCOW and AMSTERDAM, Netherlands, July 29, 2014 (GLOBE NEWSWIRE), Yandex (NASDAQ: YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced its financial results for the second quarter ended June 30, 2014.

Q2 2014 Financial Highlights(1)(2)

•                  Revenues of RUR 12.2 billion ($361.5 million), up 32% compared with Q2 2013 (and up 35% excluding the impact of Yandex.Money)

•                  Ex-TAC revenues (excluding traffic acquisition costs) up 23% compared with Q2 2013 (and up 26% excluding the impact of Yandex.Money)

•                  Income from operations of RUR 3.6 billion ($108.0 million), up 13% compared with Q2 2013

•                  Adjusted EBITDA of RUR 5.0 billion ($149.5 million), up 17% compared with Q2 2013

•                  Operating margin of 29.9%

•                  Adjusted EBITDA margin of 41.3%

•                  Adjusted ex-TAC EBITDA margin of 52.9%

•                  Net income of RUR 2.4 billion ($71.2 million), down 18% compared with Q2 2013

•                  Adjusted net income of RUR 3.3 billion ($98.7 million), up 9% compared with Q2 2013

•                  Net income margin of 19.7%

•                  Adjusted net income margin of 27.3%

•                  Adjusted ex-TAC net income margin of 34.9%

•                  Cash, cash equivalents and deposits of RUR 47.3 billion ($1,405.4 million) as of June 30, 2014

“Our core text-based advertising business drove strong financial results with solid growth in advertisers and paid clicks,” said Arkady Volozh, Chief Executive Officer of Yandex. “The acquisition of Auto.ru, announced earlier this month, is a strong move into classifieds which is one of the fastest growing segments of online advertising, and the admission of our shares for trading on Moscow Exchange will provide trading liquidity in our home market.”

The following table provides a summary of key financial results for the three months and six months ended June 30, 2013 and 2014:

	Three months			Six months
	ended June 30,			ended June 30,
In RUR millions	2013	2014	Change	2013	2014	Change
Revenues	9,199	12,158	32%	17,198	23,043	34%
Ex-TAC revenues(2)	7,734	9,507	23%	14,428	17,824	24%
Income from operations	3,218	3,631	13%	5,671	6,349	12%
Adjusted EBITDA(2)	4,303	5,027	17%	7,807	9,069	16%
Net income	2,915	2,396	-18%	5,161	5,076	-2%
Adjusted net income(2)	3,058	3,318	9%	5,468	5,870	7%

(1)  Pursuant to SEC rules regarding convenience translations, Russian ruble (RUR) amounts have been translated into U.S. dollars at a rate of RUR 33.6306 to $1.00, the official exchange rate quoted as of June 30, 2014 by the Central Bank of the Russian Federation.

(2)  The following measures presented in this release are “non-GAAP financial measures”:  ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable US GAAP measures.

Q2 2014 Operational and Corporate Highlights

•                  Share of Russian search market (including mobile) averaged 61.6% in Q2 2014 (according to LiveInternet)

•                  Search queries grew 21% from Q2 2013

•                  Number of advertisers grew to more than 295,000, up 25% from Q2 2013 and up 6% from Q1 2014

•                  Announced agreement to acquire Auto.ru, one of the leading online auto classifieds businesses in Russia

•                  Launched Yandex.City, an app and a website that helps users to find local businesses while aggregating user generated reviews

•                  Class A shares of Yandex N.V. were accepted for listing on Moscow Exchange

•                  Repurchased 15 million shares as part of previously announced share repurchase program and increased authorization to repurchase 3 million additional shares

Revenues

	Three months			Six months
	ended June 30,			ended June 30,
In RUR millions	2013	2014	Change	2013	2014	Change
Advertising revenues:
Text-based advertising
Yandex websites	6,717	8,559	27%	12,567	15,953	27%
Ad network	1,412	2,705	92%	2,716	5,368	98%
Total text-based advertising	8,129	11,264	39%	15,283	21,321	40%
Display advertising
Yandex websites	805	674	-16%	1,425	1,321	-7%
Ad network	17	101	n/m	20	177	n/m
Total display advertising	822	775	-6%	1,445	1,498	4%
Total advertising revenues	8,951	12,039	34%	16,728	22,819	36%
Online payment commissions	200	0	-100%	387	0	-100%
Other	48	119	148%	83	224	170%
Total revenues	9,199	12,158	32%	17,198	23,043	34%

Total revenues increased 32% compared with Q2 2013 and, on a like-for-like basis (excluding revenues received from Yandex.Money operations in Q2 2013), total revenues increased 35% compared with Q2 2013.

Text-based advertising revenues accounted for 93% of total revenues in Q2 2014 and continued to determine overall top-line performance.

Text-based advertising revenues from Yandex’s own websites accounted for 70% of total revenues during Q2 2014, and increased 27% compared with Q2 2013.

Text-based advertising revenues from our ad network increased 92% compared with Q2 2013 and contributed 22% of total revenues during Q2 2014. Our agreement with Mail.ru to power paid search results is the principal driver of our increase in partner network revenues as well as the increase in the growth rate of the ad network.

Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 36% in Q2 2014 compared with Q2 2013. Our average cost per click in Q2 2014 grew 1% compared with Q2 2013.

Display advertising revenue, accounting for 6% of total revenues in Q2 2014, was down 6% compared with Q2 2013.

Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, including related share-based compensation expense. Increases across all cost categories, excluding D&A, reflect investments in overall growth, including personnel. In Q2 2014, Yandex added 164 full-time employees, an increase of 3% from March 31, 2014, and up 32% from June 30, 2013. The total number of full-time employees was 5,300 as of June 30, 2014. The employee numbers and growth rates are provided on a like-for-like basis, excluding Yandex.Money employees for the previous periods.

Costs of revenues, including traffic acquisition costs (TAC)

	Three months			Six months
	ended June 30,			ended June 30,
In RUR millions	2013	2014	Change	2013	2014	Change
TAC:
Related to the Yandex ad network	890	1,804	103%	1,710	3,593	110%
Related to distribution partners	575	847	47%	1,060	1,626	53%
Total TAC	1,465	2,651	81%	2,770	5,219	88%
Total TAC as a % of total revenues	15.9%	21.8%		16.1%	22.6%
Other cost of revenues	693	776	12%	1,364	1,540	13%
Other cost of revenues as a % of revenues	7.5%	6.4%		7.9%	6.7%
Total cost of revenues	2,158	3,427	59%	4,134	6,759	63%
Total cost of revenues as a % of revenues	23.5%	28.2%		24.0%	29.3%

TAC increased from 15.9% of total revenues in Q2 2013 to 21.8% in Q2 2014, reflecting an increase in our Yandex ad network revenues as a share of total revenues for the period. The principal driver of the TAC increase is our agreement to power paid search on Mail.ru. Partner TAC includes both traffic acquisition costs related to our text-based ad network as well as display ad network.

Other cost of revenues in Q2 2014 increased 12.0% compared with Q2 2013, reflecting further growth in personnel and data center-related costs, partly offset by the absence of the cost of online payment commissions related to Yandex.Money.

Product development

	Three months			Six months
	ended June 30,			ended June 30,
In RUR millions	2013	2014	Change	2013	2014	Change
Product development	1,381	2,079	51%	2,709	4,083	51%
As a % of revenues	15.0%	17.1%		15.8%	17.7%

Growth in product development expenses in Q2 2014 primarily reflects increases in the number of developers we’ve hired since Q2 2013. On a like-for like basis, excluding Yandex.Money employees for the respective periods, development headcount increased 36% from 2,280 as of June 30, 2013, to 3,106 as of June 30, 2014, with 85 employees added since March 31, 2014.

Selling, general and administrative (SG&A)

	Three months			Six months
	ended June 30,			ended June 30,
In RUR millions	2013	2014	Change	2013	2014	Change
Sales, general and administrative	1,530	1,907	25%	2,893	3,669	27%
As a % of revenues	16.6%	15.7%		16.8%	15.9%

SG&A costs grew broadly in line with our advertising revenues compared to Q2 2013.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development and SG&A categories discussed above.

	Three months			Six months
	ended June 30,			ended June 30,
In RUR millions	2013	2014	Change	2013	2014	Change
SBC expense included in cost of revenues	12	23	92%	23	42	83%
SBC expense included in product development	91	165	81%	173	335	94%
SBC expense included in SG&A	48	87	81%	106	153	44%
Total SBC expense	151	275	82%	302	530	75%
As a % of revenues	1.6%	2.3%		1.8%	2.3%

Total SBC expense increased 82% in Q2 2014 compared with Q2 2013. The increase is principally related to new equity-based grants made in 2013 and 2014.

Depreciation and amortization (D&A) expense

	Three months			Six months
	ended June 30,			ended June 30,
In RUR millions	2013	2014	Change	2013	2014	Change
Depreciation and amortization	912	1,114	22%	1,791	2,183	22%
As a % of revenues	9.9%	9.2%		10.4%	9.5%

D&A expense increased 22% in Q2 2014 compared with Q2 2013, primarily reflecting investments in servers and data centers made in 2013 and early 2014.

As a result of the factors described above, income from operations was RUR 3.6 billion ($108.0 million) in Q2 2014, a 13% increase from Q2 2013, while adjusted EBITDA reached RUR 5.0 billion ($149.5 million) in Q2 2014, up 17% from Q2 2013.

Interest income, net in Q2 2014 was RUR 203 million, down from RUR 452 million in Q2 2013, mainly due to interest expenses related to our convertible notes issued in December 2013 and January 2014.

Foreign exchange loss in Q2 2014 was RUR 625 million, compared with a foreign exchange gain of RUR 35 million in Q2 2013. This loss is due to the depreciation of the U.S. dollar during Q2 2014 from RUR 35.6871 to $1.00 on March 31, 2014, to RUR 33.6306 to $1.00 on June 30, 2014. Yandex’s Russian operating subsidiaries’ functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses in the income statement. Although the U.S. dollar value of Yandex’s U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in a downward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q2 2014.

Income tax expense for Q2 2014 was RUR 821 million, up from RUR 772 million in Q2 2013. Our effective tax rate of 25.5% in Q2 2014 was higher than in Q1 2014 due to the one-time effect of certain reserves and allowances we provided for in Q2’2014. Adjusted for these reserves and allowances, our effective tax rate is 24.6%. Our effective tax rate was also higher than in 2013 quarters principally because in the six months ended June 30, 2014 we accrued for the 5% dividend withholding tax on the portion of the current year profit of our principal Russian operating subsidiary, that we considered not permanently reinvested in Russia.

Adjusted net income in Q2 2014 was RUR 3.3 billion ($98.7 million), a 9% increase from Q2 2013.

Adjusted net income margin was 27.3% in Q2 2014, compared with 33.2% in Q2 2013.

Net income was RUR 2.4 billion ($71.2 million) in Q2 2014, down 18% compared with Q2 2013. The primary reason for negative growth rate of net income in Q2 2014 was due to foreign exchange loss recorded on the depreciation of the U.S. dollar during Q2 2014.

As of June 30, 2014, Yandex had cash, cash equivalents and deposits of RUR 47.3 billion ($1,405.4 million).

Net operating cash flow and capital expenditures for Q2 2014 were RUR 4.0 billion ($119.6 million) and RUR 2.1 billion ($63.7 million), respectively.

The total number of shares issued and outstanding as of June 30, 2014 was 317,925,242, including 247,054,830 Class A shares, 70,870,411 Class B shares, and one Priority share and excluding 12,096,512 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares; all such Class C shares will be cancelled. There were also employee share options outstanding to purchase up to an additional 5.5 million shares, at a weighted average exercise price of $5.36 per share, of which options to purchase 5.1 million shares were fully vested; equity-settled share appreciation rights equal to 1.7 million shares, at a weighted average measurement price of $27.46, 0.3 million of which were fully vested; and restricted share units covering 3.4 million shares, of which restricted share units to acquire 0.7 million shares were fully vested.

Outlook for 2014

On a like-for-like basis, excluding the revenue associated with Yandex.Money from 2013 results, Yandex expects to achieve full year ruble-based revenue growth of 25% to 30% in 2014(1).

Conference Call Information

Yandex’s management will hold an earnings conference call on July 29, 2014 at 8:00 AM U.S. Eastern Time (4:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 212 999 6659

UK: +44 (0) 20 3003 2666

Russia: 8 10 800 24902044

Passcode: Yandex

A replay of the call will be available through August 5, 2014. To access the replay, please dial:

US: +1 866 583 1039,

Russia/International: +44 (0) 20 8196 1998

Passcode: 6513417#

A live and archived webcast of this conference call will be available at http://www.media-server.com/m/p/ugcgw58j

(1)  In 2013, Yandex recognized total revenue of RUR 39,502 million, including RUR 394 million in payment commissions related to Yandex.Money and RUR 39,108 million in advertising and other revenues. Starting July 4, 2013, when the sale of a 75% interest in Yandex.Money was completed, Yandex stopped recognizing revenue related to Yandex.Money in its consolidated revenues.

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is one of the largest European internet companies, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex operates Russia’s most popular search engine and also serves Ukraine, Belarus, Kazakhstan and Turkey.  More information on Yandex can be found at http://company.yandex.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full-year 2014. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the political, legal and/or regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of July 29, 2014, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with US GAAP, we present the following non-GAAP financial measures: ex-TAC revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable US GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•                  Ex-TAC revenue means US GAAP revenues less total traffic acquisition costs (TAC)

•                  Adjusted EBITDA means net income plus (1) depreciation and amortization, (2) share-based compensation expense, (3) accrual of expense related to the contingent compensation that was payable through November 2013 to employees in connection with our acquisition of the mobile software business of SPB Software (described below) and (4) provision for income taxes, less (A) interest income and (B) other income/(expense)

•                  Adjusted EBITDA margin means adjusted EBITDA divided by US GAAP revenues

•                  Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenue

•                  Adjusted net income means US GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that was payable to certain employees in connection with our acquisition of the mobile software business of SPB Software and our acquisition of KitLocate (described below), (3) foreign exchange losses (less foreign exchange gains) adjusted for the (reduction) increase in income tax attributable to the foreign exchange losses (gains) and (4) amortization of debt discount related to our convertible debt adjusted for the reduction in income taxes attributable to the amortization of debt discount; less gain from the sale and deconsolidation of equity investments

•                  Adjusted net income margin means adjusted net income divided by US GAAP revenues

•                  Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some costs, particularly share-based compensation, that are recurring. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain US GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with US GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from US GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clear picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we were required under US GAAP to accrue as expense the contingent compensation that was payable to certain employees in connection with our acquisition of the mobile software business of SPB Software in November 2011 and our acquisition of KitLocate, the developer of an energy efficient geolocation technology for mobile devices, in March 2014. The aggregate amount of such contingent compensation paid in connection with SPB Software acquisition was $14.1 million, $7.1 million of which was paid in November 2012, $4.1 million of was paid in February 2013, and $2.9 million of which was paid in November 2013. The maximum aggregate amount of contingent compensation to be paid in connection with KitLocate acquisition is $3.9 million payable upon the continued employment of the sellers. We have eliminated these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014.We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable US GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	June 30,	June 30,
	2013*	2014	2014
	RUR	RUR	$
ASSETS
Current assets:
Cash and cash equivalents	33,394	20,836	619.6
Marketable securities	87	—	—
Term deposits	—	1,682	50.0
Accounts receivable, net	2,785	2,872	85.4
Prepaid expenses	689	1,047	31.1
Assets held for sale	—	75	2.2
Deferred tax assets	596	488	14.5
Other current assets	1,332	3,016	89.7
Total current assets	38,883	30,016	892.5

Property and equipment, net	9,729	11,631	345.8
Intangible assets, net	633	659	19.6
Goodwill	2,946	3,001	89.2
Long-term prepaid expenses	1,042	1,278	38.1
Restricted cash	104	244	7.3
Term deposits	15,180	24,747	735.8
Investments in non-marketable equity securities	1,250	1,350	40.1
Investments in debt securities	2	2	0.1
Deferred tax assets	3	3	0.1
Other non-current assets	1,539	972	28.9
TOTAL ASSETS	71,311	73,903	2,197.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	3,710	4,181	124.4
Taxes payable	1,688	1,432	42.6
Deferred revenue	1,501	1,306	38.8
Deferred tax liabilities	16	21	0.6
Total current liabilities	6,915	6,940	206.4
Convertible debt	16,429	19,757	587.5
Deferred tax liabilities	1,245	1,235	36.7
Other accrued liabilities	125	241	7.1
Total liabilities	24,714	28,173	837.7

Commitments and contingencies
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 2,000,000,001, shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 2,000,000,000 and 1,000,000,000, Class B: 102,115,140 and 71,870,411, and Class C: 102,115,140 and 71,870,411); shares issued (Class A: 256,998,306 and 259,151,342, Class B: 72,923,447 and 70,870,411, and Class C: 23,110,819 and 25,263,855, respectively); shares outstanding (Class A: 250,732,061 and 247,054,830, Class B: 72,923,447 and 70,870,411, and Class C: nil)	242	233	6.9

Treasury shares at cost (Class A: 6,266,245 and 12,096,512)	(6,886)	(13,695)	(407.2)
Additional paid-in capital	15,701	16,243	483.0
Accumulated other comprehensive income	2,042	2,375	70.6
Retained earnings	35,498	40,574	1,206.5
Total shareholders’ equity	46,597	45,730	1,359.8
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	71,311	73,903	2,197.5

* Derived from audited financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended June 30,
	2013	2014	2014
	RUR	RUR	$

Revenues	9,199	12,158	361.5
Operating costs and expenses:
Cost of revenues(1)	2,158	3,427	101.9
Product development(1)	1,381	2,079	61.8
Sales, general and administrative(1)	1,530	1,907	56.7
Depreciation and amortization	912	1,114	33.1
Total operating costs and expenses	5,981	8,527	253.5
Income from operations	3,218	3,631	108.0
Interest income, net	452	203	6.0
Other income, net	17	(617)	(18.3)
Net income before income taxes	3,687	3,217	95.7
Provision for income taxes	772	821	24.5
Net income	2,915	2,396	71.2
Net income per Class A and Class B share:
Basic	8.91	7.51	0.22
Diluted	8.70	7.37	0.22
Weighted average number of Class A and Class B shares outstanding
Basic	327,270,521	319,072,616	319,072,616
Diluted	335,106,587	325,231,096	325,231,096

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	12	23	0.7
Product development	91	165	4.9
Sales, general and administrative	48	87	2.6

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Six months ended June 30,
	2013	2014	2014
	RUR	RUR	$

Revenues	17,198	23,043	685.2
Operating costs and expenses:
Cost of revenues(1)	4,134	6,759	201.0
Product development(1)	2,709	4,083	121.4
Sales, general and administrative(1)	2,893	3,669	109.1
Depreciation and amortization	1,791	2,183	64.9
Total operating costs and expenses	11,527	16,694	496.4
Income from operations	5,671	6,349	188.8
Interest income, net	820	375	11.2
Other income, net	43	51	1.5
Net income before income taxes	6,534	6,775	201.5
Provision for income taxes	1,373	1,699	50.6
Net income	5,161	5,076	150.9
Net income per Class A and Class B share:
Basic	15.74	15.82	0.47
Diluted	15.38	15.51	0.46
Weighted average number of Class A and Class B shares outstanding
Basic	327,820,231	320,768,126	320,768,126
Diluted	335,669,392	327,326,564	327,326,564

(1)These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	23	42	1.2
Product development	173	335	10.0
Sales, general and administrative	106	153	4.5

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended June 30,
	2013	2014	2014
	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	2,915	2,396	71.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	890	1,076	32.0
Amortization of acquisition-related intangible assets	22	38	1.1
Amortization of debt discount and issuance costs	—	190	5.6
Share-based compensation expense	151	275	8.2
Deferred income taxes	(161)	(72)	(2.1)
Foreign exchange (gains)/losses	(35)	625	18.6
Other	17	—	—
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(274)	(169)	(5.0)
Prepaid expenses and other assets	(412)	(984)	(29.3)
Accounts payable and accrued liabilities	756	650	19.4
Deferred revenue	163	(4)	(0.1)
Assets held for sale	(96)	—	—
Liabilities related to assets held for sale	59	—	—
Net cash provided by operating activities	3,995	4,021	119.6
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchase of property and equipment	(685)	(2,146)	(63.7)
Investments in non-marketable equity securities	—	(36)	(1.1)
Investments in term deposits	(6,230)	(1,717)	(51.1)
Maturities of term deposits	3,470	—	—
Loans granted	(35)	(178)	(5.3)
Net cash used in investing activities	(3,480)	(4,077)	(121.2)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	123	38	1.1
Repurchases of ordinary shares	(2,521)	(3,576)	(106.3)
Net cash used in financing activities	(2,398)	(3,538)	(105.2)
Effect of exchange rate changes on cash and cash equivalents	287	(1,321)	(39.3)
Net change in cash and cash equivalents	(1,596)	(4,915)	(146.1)
Cash and cash equivalents at beginning of period	7,757	25,751	765.7
Cash and cash equivalents at end of period	6,161	20,836	619.6

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Six months ended June 30,
	2013	2014	2014
	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	5,161	5,076	150.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	1,746	2,109	62.7
Amortization of acquisition-related intangible assets	45	74	2.2
Amortization of debt discount and issuance costs	—	373	11.1
Share-based compensation expense	302	530	15.7
Deferred income taxes	(214)	(49)	(1.5)
Foreign exchange (gains)/losses	(42)	(22)	(0.7)
Other	(8)	(26)	(0.8)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(356)	(106)	(3.2)
Prepaid expenses and other assets	(412)	(1,489)	(44.3)
Accounts payable and accrued liabilities	431	336	10.3
Deferred revenue	41	(184)	(5.5)
Assets held for sale	(155)	—	—
Liabilities related to assets held for sale	86	—	—
Net cash provided by operating activities	6,625	6,622	196.9
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(1,544)	(4,211)	(125.2)
Acquisitions of businesses, net of cash acquired	—	(146)	(4.3)
Investments in non-marketable equity securities	—	(36)	(1.2)
Proceeds from sale of equity securities	—	120	3.6
Investments in term deposits	(11,450)	(11,926)	(354.6)
Maturities of term deposits	7,070	—	—
Loans granted	(35)	(209)	(6.2)
Escrow cash deposit	130	(137)	(4.1)
Net cash used in investing activities	(5,829)	(16,545)	(492.0)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	255	86	2.6
Proceeds from issuance of convertible debt	—	2,981	88.6
Payment of debt discount and issuance costs	—	(42)	(1.2)
Repurchases of ordinary shares	(2,764)	(7,334)	(218.1)
Net cash used in financing activities	(2,509)	(4,309)	(128.1)
Effect of exchange rate changes on cash and cash equivalents	449	1,674	49.8
Net change in cash and cash equivalents	(1,264)	(12,558)	(373.4)
Cash and cash equivalents at beginning of period	7,425	33,394	993.0
Cash and cash equivalents at end of period	6,161	20,836	619.6

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE US GAAP MEASURES

Reconciliation of Ex-TAC Revenues to US GAAP Revenues

	Three months			Six months
	ended June 30,			ended June 30,
In RUR millions	2013	2014	Change	2013	2014	Change
Total revenues	9,199	12,158	32%	17,198	23,043	34%
Less: traffic acquisition costs (TAC)	1,465	2,651	81%	2,770	5,219	88%
Ex-TAC revenues	7,734	9,507	23%	14,428	17,824	24%

Reconciliation of Adjusted EBITDA to US GAAP Net Income

	Three months			Six months
	ended June 30,			ended June 30,
In RUR millions	2013	2014	Change	2013	2014	Change
Net income	2,915	2,396	-18%	5,161	5,076	-2%
Add: depreciation and amortization	912	1,114	22%	1,791	2,183	22%
Add: share-based compensation expense	151	275	82%	302	530	75%
Add: compensation expense related to contingent consideration	22	7	n/m	43	7	n/m
Less: interest income, net	(452)	(203)	-55%	(820)	(375)	-54%
Less: other income, net	(17)	617	n/m	(43)	(51)	n/m
Add: provision for income taxes	772	821	6%	1,373	1,699	24%
Adjusted EBITDA	4,303	5,027	17%	7,807	9,069	16%

Reconciliation of Adjusted Net Income to US GAAP Net Income

	Three months			Six months
	ended June 30,			ended June 30,
In RUR millions	2013	2014	Change	2013	2014	Change
Net income	2,915	2,396	-18%	5,161	5,076	-2%
Add: SBC expense	151	275	82%	302	530	75%
Less: reduction in income tax attributable to SBC expense	(2)	(5)	n/m	(4)	(10)	n/m
Add: compensation expense related to contingent consideration	22	7	n/m	43	7	n/m
Less: foreign exchange (gain)/loss	(35)	625	n/m	(42)	(22)	n/m
Add: increase/(reduction) in income tax attributable to foreign exchange (gain)/loss	7	(125)	n/m	8	4	n/m
Add: amortization of debt discount	—	190	n/m	—	373	n/m
Less: reduction in income tax attributable to amortization of debt discount	—	(45)	n/m	—	(88)	n/m
Adjusted net income	3,058	3,318	9%	5,468	5,870	7%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to US GAAP Net Income Margin

In RUR millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended June 30, 2014	2,396	19.7%	2,631	5,027	41.3%	52.9%
Six months ended June 30, 2014	5,076	22.0%	3,993	9,069	39.4%	50.9%

(1)        Net income margin is defined as net income divided by total revenues.

(2)        Adjusted to eliminate depreciation and amortization expense, SBC expense, interest income, net, other (expense)/income, net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)        Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

(4)        Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to US GAAP Net Income Margin

In RUR millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended June 30, 2014	2,396	19.7%	922	3,318	27.3%	34.9%
Six months ended June 30, 2014	5,076	22.0%	794	5,870	25.5%	32.9%

(1)        Net income margin is defined as net income divided by total revenues.

(2)        Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), foreign exchange (gain)/loss (as adjusted for the reduction in income tax attributable to the (gain)/loss) and amortization of debt discount (as adjusted for the reduction in income tax attributable to the expense). For a reconciliation of adjusted net income to net income, please see the table above.

(3)        Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)        Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.

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Phone: +7 495 974-35-38

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